UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884 and 333-288709).

Notice of Failure to Satisfy Continued Listing Rules

On September 14, 2026, Sequans Communications S.A. (the “Company”) was notified by the New York Stock Exchange (the “NYSE”) that it is no longer in compliance with Section 802.01B of the NYSE Listed Company Manual. The Company was notified by the NYSE that it was not in compliance with Section 802.01B (the “Market Cap Deficiency”) because it had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000. The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE of its intention to regain compliance with the continued listing standard.

In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a business plan advising the NYSE of the definitive action(s) the Company has taken, or is taking, that would bring it into compliance with continued listing standards within 9 months of receipt of the Notice (the “Market Cap Cure Period”). The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the 9-month period. If the NYSE accepts the plan, the Company's ADSs will continue to be listed and traded on the NYSE during the 9-month period, subject to the Company's compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of the Company's progress with respect to its plan. Sequans is currently developing a plan to regain compliance with the minimum global market capitalization requirement.

The ADSs will continue to trade under the symbol “SQNS,” but will have an added designation of “.BC” to indicate the status of the ADSs as “below compliance.”

On September 23, 2026, as required by the Listing Rule, the Company issued a press release announcing that it had received the notice. A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated September 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: September 23, 2026	By:	/s/ Norman Brodt
Norman Brodt
Chief Financial Officer